Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Carbonite, Inc.

at

$23.00 Per Share

by

Coral Merger Sub Inc.

a wholly-owned subsidiary of

Open Text Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON DECEMBER 23, 2019, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED IN ACCORDANCE WITH THE MERGER AGREEMENT.

November 25, 2019

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Coral Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), to act as Information Agent in connection with Purchaser’s offer to purchase all shares of common stock of Carbonite, Inc., a Delaware corporation (“Carbonite”), par value $0.01 per share (each, a “Share”), that are issued and outstanding, at a price of $23.00 per Share (the “Offer Price”), in cash, without interest, and net of applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Consummation of the Offer is conditioned upon (i) there having been validly tendered in the Offer (in the aggregate) and not validly withdrawn (and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received (as defined in Section 251(h)(6)(f) of the Delaware General Corporation Law (the “DGCL”))) immediately prior to one minute after 11:59 P.M., Eastern time, on December 23, 2019 (such date and time, as it may be extended by Purchaser from time to time in accordance with the Merger Agreement (as defined below), the “Expiration Time”), that number of Shares that, together with all Shares (if any)beneficially owned by OpenText and its affiliates, represent one more Share than 50% of the total number of Shares outstanding immediately following the consummation of the Offer, (ii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, (iii) the German competition authority (Bundeskartellamt) having adopted a decision to authorize, not to oppose, or not to exercise jurisdiction over, the transactions contemplated by the Merger Agreement under the German Act Against Restraints of Competition, (iv) no Company Material Adverse Effect (as defined in the Offer to Purchase) having occurred following the date of the Merger Agreement and (v) the satisfaction of other customary conditions as described in Section 13 of the Offer to Purchase—“Conditions to the Offer.” There is no financing condition to the Offer.

Enclosed herewith are the following documents:

1.	Offer to Purchase, dated November 25, 2019;

3.	Letter of Transmittal to be used by stockholders of Carbonite in accepting the Offer and tendering Shares;

4.	Notice of Guaranteed Delivery; and

5.

A printed letter that may be sent to your clients for whose accounts you hold Shares in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 10, 2019, by and among Carbonite, OpenText, and Purchaser (as it may be amended from time to time, the “Merger Agreement”), under which, at or around 8:00 A.M., Eastern time, on the date of the consummation of the Offer and subject to the satisfaction or (to the extent permitted by law) waiver of certain conditions, Purchaser will be merged with and into Carbonite (the “Merger”), without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL, and Carbonite will be the surviving corporation (the “Surviving Corporation”) and become a wholly-owned subsidiary of OpenText. At the effective time of the Merger, and as a result of the Merger, Carbonite will cease to be a publicly traded company and each Share outstanding immediately prior to the effective time of the Merger (other than each Share (i) owned by Purchaser, OpenText or Carbonite, which will be cancelled and cease to exist without any payment being made with respect to such Share, (ii) owned by a direct or indirect wholly-owned subsidiary of Carbonite, Purchaser or OpenText (other than Purchaser), which shall be converted into shares of the Surviving Corporation or (iii) owned by Carbonite stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL with respect to such Share) will be converted into the right to receive an amount of cash per Share equal to the Offer Price, without interest and net of applicable withholding of taxes, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Carbonite board of directors unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, advisable and in the best interests of, Carbonite and its stockholders; (ii) declared that it is advisable for Carbonite to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Carbonite of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that Carbonite’s stockholders tender their Shares pursuant to the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to American Stock Transfer & Trust Company, LLC (the “Depositary”) of its acceptance for payment of such Shares pursuant to the Offer. In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or a Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer through the Depository Trust Company (“DTC”), an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Purchaser is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

In order to tender Shares pursuant to the Offer, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of any book-entry transfer through DTC, an Agent’s Message), and any other documents required by the Letter of Transmittal, should be sent to and timely received by the Depositary, and either certificates representing the tendered Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account should be delivered, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

Neither OpenText nor Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent or as otherwise described in Section 16 of the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. You will be reimbursed upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed offering materials to your clients.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Offer and withdrawal rights will expire at one minute after 11:59 P.M., Eastern time, on December 23, 2019, unless the Offer is extended or earlier terminated in accordance with the Merger Agreement.

If holders of Shares wish to tender their Shares, but it is impracticable for them to deliver their certificates representing tendered Shares or other required documents or to complete the procedures for delivery by book-entry transfer prior to the Expiration Time, a tender may be effected by following the guaranteed delivery procedures specified in the Offer to Purchase and the Letter of Transmittal.

Questions and requests for assistance or for additional copies of the enclosed materials may be directed to the Information Agent at the address and telephone number set forth below and in the Offer to Purchase. Additional copies of the enclosed materials will be furnished at Purchaser’s expense.

Very truly yours,

[NAME]

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY PERSON THE AGENT OF OPENTEXT, PURCHASER, CARBONITE, THE INFORMATION AGENT, THE DEPOSITARY OR ANY OF THEIR RESPECTIVE AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OTHER THAN THE ENCLOSED DOCUMENTS OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

The Information Agent for the Offer is:

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call: (212) 269-5550

All Others Call: (866) 864-4940

Email: carb@dfking.com

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